HAITONG INTERNATIONAL SECURITIES (USA) INC.

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2025

HAITONG INTERNATIONAL SECURITIES (USA) INC.
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2025

C O N T E N T S

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-66566

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Haitong International Securities (USA) Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

130 West 42nd Street, FL 18
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sean Forbes	212-351-6012	sean.forbes@us.htisec.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

YSL & Associates LLC
(Name – if individual, state last, first, and middle name)

11 Broadway, Suite 700	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

06/06/2006	2699
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sean M. Forbes, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Haitong International Securities (USA) Inc., as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President & CFO

[signature]

Notary Public

ERICK JAQUEZ
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01JA0031066
Qualified in Bronx County
Commission Expires November 15, 2028

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

YSL & Associates LLC

Certified Public Accountants | Member of Parker Russell International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Haitong International Securities (USA) Inc

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Haitong International Securities (USA) Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as Haitong International Securities (USA) Inc's auditor since 2026.

New York, NY

May 12, 2026

HAITONG INTERNATIONAL SECURITIES (USA) INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$	4,606,124
Time deposits		3,118,034
Receivable from clearing organizations		3,500,077
Due from Parent and affiliate		816,927
Operating lease right of use asset		5,617,962
Accounts receivable		370,000
Lease receivable		529,945
Prepaid expenses		241,969
Property and equipment, net		1,498,122
Artwork		366,608
Deposits and other assets		147,125
TOTAL ASSETS	$	20,812,893

LIABILITIES AND STOCKHOLDER'S DEFICIT

LIABILITIES		
Accrued expenses and other liabilities	$	890,697
Operating lease liabilities		11,465,002
Due to affiliate		16,412
TOTAL LIABILITIES		12,372,111
Subordinated borrowings		29,130,100
COMMITMENTS		
STOCKHOLDER'S DEFICIT		
Common stock, no par value, 200 shares authorized, issued and outstanding		-
Additional paid-in capital		9,656,943
Accumulated deficit		(30,346,261)
Stockholder's deficit		(20,689,318)
TOTAL LIABILITIES AND STOCKHOLDER'S DEFICIT	$	20,812,893

See accompanying notes to statement of financial condition.

NOTE 1 -   ORGANIZATION

Haitong International Securities (USA) Inc. (the "Company") is a wholly owned subsidiary of Haitong International Securities Group Limited ("HTISGL" or the "Parent").

The Company is a registered broker-dealer under the U.S. Securities Exchange Act of 1934 of the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). On May 14, 2018, the Company became a member of the National Association of Securities Dealers Automated Quotations ("NASDAQ"). The Company markets globally branded research on international companies listed on global stock exchanges to institutional investors primarily in the United States. The Company also executes securities transactions through 15a-6 chaperoning arrangements and through a chaperoning agreement with its affiliates, in addition to corporate finance services.

The Company does not carry customer accounts or otherwise hold funds or securities for customers and is, accordingly, exempt from the reserve requirement of SEC Rule 15c3-3 under paragraphs (k)(2)(i) and (k)(2)(ii). The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) proprietary trading; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers or providing technology or platform services.

NOTE 2 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Company prepares its statement of financial condition in accordance with accounting principles generally accepted in the United States of America.

CONCENTRATIONS OF CREDIT RISK

Cash consists of deposits at four banks. Bank deposits at two banks are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000, bank deposits at two other banks are not FDIC insured.

The Company may be exposed to credit risk for the amounts of funds held in excess of insurance limits. In assessing this risk, the Company's policy is to maintain cash balances with reputable financial institutions. At December 31, 2025, cash and certificate of deposit balances in excess of federally insured funds amounted to $7,224,158. No losses have been incurred to date.

For purposes of the statement of financial condition, the Company considers all highly liquid debt instruments with an original maturity of three months or less when acquired to be cash equivalents.

TIME DEPOSITS

The Company has time deposits held for investment included in the Statement of Financial Condition as of December 31, 2025. The time deposits had maturity dates of January 5, 2026 and March 31, 2026. Time deposits are generally valued at original cost plus accrued interest, which approximates fair value. One time deposit is held with one of the same banks as the cash balances.

FINANCIAL INSTRUMENTS – CREDIT LOSSES

The Company recognizes and measures its credit losses in accordance with ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer).

The Company's conclusion that an allowance for credit losses was not required is based on the Company's expectation for the collectability of the receivables from affiliates, clearing organizations, and brokerage clients utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances, and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees is not significant based on the contractual arrangement and expectation of collection in accordance with industry standards. Accordingly, the management determined that no expected credit losses existed as of December 31, 2025.

The Company identifies receivables from affiliates, clearing organizations, and brokerage clients. Receivables arise when the Company has an unconditional right to receive payment and are derecognized when payment is received. The Company records contract assets for the rights to consideration in exchange for services transferred to clients when such rights are conditional on something other than the passage of time, including unbilled receivables, and derecognizes them when either they become receivables or the cash is received. The Company records contract liabilities for obligations to transfer services to a customer for

which the Company has already received consideration, which is commonly referred to as deferred revenue, and derecognizes them when the associated revenue is recognized as the performance obligations are satisfied.

The following table provides information about accounts receivable and contract balances:

	December 31, 2025	December 31, 2024
Receivables:		
Acct Rec – Corporate Finance	$ 370,000	$ 699,500
Interest Receivable	$ -	$ 11,793
Total receivables	$ 370,000	$ 711,293
Contract Liabilities:		
Deferred Revenue	$ 10,000	$ 10,000

Note: As of December 31, 2025 and 2024, the allowance for credit losses was $0, and the contract asset was $0. Contract liabilities (deferred revenue) are included in accrued expenses and other liabilities in the statement of financial condition.

LEASES

The Company recognizes and measures its leases in accordance with Financial Accounting Standards Board ("FASB") ASC 842, *Leases*. The Company is a lessee in a noncancellable operating lease for office space. The Company recognized a lease liability and a right of use ("ROU") asset. The Company's adoption of ASC 842 did not have a cumulative-effect adjustment to accumulated deficit. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of the Company's lease is not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date for the lease.

The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments),

plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term lease on a straight-line basis over the lease term.

USE OF ESTIMATES

The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

DEPRECIATION AND AMORTIZATION

Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Depreciation is included in general and administrative expenses in the statement of operations.

IMPAIRMENT OF RIGHT-OF-USE AND LONG-LIVED ASSETS

Right-of-use assets and other long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. If such indicators are present, the Company assesses the recoverability of the asset group based on estimated undiscounted future cash flows. An impairment loss is recognized to the extent the carrying amount exceeds the estimated fair value of the asset group.

ARTWORK

The Company has recorded the artwork at cost less impairment losses in the statement of financial condition.

INCOME TAXES

The Company is a C-Corporation and is subject to Federal, state and local income

taxes. The Company accounts for income taxes in accordance with FASB ASC 740, "Income Taxes". Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted laws and tax rates that will be in effect when the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits that are not expected to be realized. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that such tax rate changes are enacted.

The Company follows ASC-740-10 for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties. The Company's policy is to recognize accrued interest and penalties as income tax expense. During the year, there were no accrued interest and penalties that have been recorded. The Company is no longer subject to federal or state and local income tax examinations by taxing authorities for the years before 2022.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist primarily of cash and time deposits with maturities of one month to three months. Due to the short-term nature of these instruments, carrying value approximates fair value. The Company has categorized its financial instruments measured at fair value into a three level classification in accordance with Topic 820, "Fair Value Measurement" of Level 1, Level 2 and Level 3. Time deposits are classified as Level 2 financial instruments. As of December 31, 2025, the Company did not hold any Level 1 or Level 3 financial instruments.

NEW ACCOUNTING PRONOUNCEMENTS

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures ("ASU 2023-09"). ASU 2023-09 requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. ASU 2023-09 is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. The guidance is effective for periods beginning after December 15, 2024. The Company is currently evaluating the impact of the new guidance on its statement of financial condition.

NOTE 3 -   RECEIVABLE FROM CLEARING ORGANIZATIONS

At December 31, 2025, the balance at the clearing firms consisted entirely of cash balances.

NOTE 4 -   RELATED-PARTY TRANSACTIONS

During 2025, the Company was allocated $697,161 in revenue through a transfer pricing policy (the "Policy") with its Parent and its affiliates located in Europe and Asia (the "Group") in relation to their Institutional Equity Division ("IED") business lines. Under the terms of the Policy, additional revenue or expenses are allocated to all Group members based on their IED income proportional to their related IED staff costs. Revenue streams that are included within the IED transfer pricing policy computation are commissions earned through commission sharing arrangements of $1,569,516, commissions earned through direct customers of $86,585 and data services income of $60,000.

The Company has entered into a 15a-6 chaperoning arrangement with their Hong Kong affiliate HTISCL. During 2025, the Company earned $2,043,775 in commissions from 15a-6 transactions and incurred $1,049,301 in related clearing fees, paid directly to HTISCL.

During 2025, the Company earned $1,242,407 in commissions from non-U.S. investors for transactions that were executed and settled through HTISCL's clearing arrangement.

During 2025, the Company earned $3,150,000 of income for orders placed on an offering underwritten by HTISCL's Equity Capital Markets (ECM) team. The orders were directed by the Company to HTISCL and were settled by other brokers in the syndicate with ECM.

In October 2018, the Company entered into an expense sharing agreement with Haitong International Financial Solutions ("HTIFSL") whereby HTIFSL provides information technology and market data services in relation to the Company's operations. During 2025, no expenses were incurred under this agreement.

The Company has an expense allocation agreement with Haitong International UK Limited ("HTIUK") and Haitong International Securities (UK) Limited ("HISUKL") whereby HTIUK and HISUKL allocate IT support with the Company. The Company recorded an expense of $92,346 under this agreement, which is included in general and administrative on the statement of operations. These fees were settled prior to December 31, 2025.

The Company received reimbursement of $188,144 in legal expenses by parent HTISGL for legal services related to group-level matters. HTISGL also paid approximately $205,618 for legal services related to group-level matters associated with the Company's CMA for change of ownership at the indirect parent level and related appeal to the NAC. HTI USA is not responsible for

reimbursement of any of these payments by HTISGL.

At December 31, 2025, the Company had the following balances with its Parent and affiliates, which are non-interest bearing and due on demand:

Due from Haitong International Securities Company Limited	$	106,205
Due to Haitong International Information Systems Limited		(16,412)
Due from Haitong International Securities Group Limited		710,722
Net total	$	800,515

NOTE 5 -   SUBORDINATED DEBT

In April 2019, the Company entered into a subordinated loan agreement with the Parent with a principal balance of $16,640,000. The subordinated loan has been approved by FINRA as qualifying subordinated debt (treated as equity) under the SEC's Uniform Net Capital Rule.

To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. Interest accrues per annum on the principal at a rate of 3.00%. Accrued interest payable on this subordinated loan is considered as additional subordinated capital for the purpose of computing net capital.

During 2025, the Company incurred $499,200 in interest expense on this subordinated loan. The accrued interest payable at December 31, 2025 was $3,369,600. The maturity date for this subordinated loan is April 4, 2034.

In April 2018, the Company entered into a subordinated loan agreement with the Parent with a principal balance of $7,400,000. The subordinated loan has been approved by FINRA as qualifying subordinated debt (treated as equity) under the SEC's Uniform Net Capital Rule.

To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. Interest accrues per annum on the principal at a rate of 3.00%. Accrued interest payable on this subordinated loan is considered as additional subordinated capital for the purpose of computing net capital.

During 2025, the Company incurred $222,000 in interest expense on this subordinated loan. The accrued interest payable at December 31, 2025 was $1,720,500. The maturity date for this subordinated loan is April 13, 2033.

NOTE 6 -   REGULATORY NET CAPITAL REQUIREMENT

As a broker-dealer, the Company is subject to the U.S. Securities and Exchange Commission's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company's regulatory net capital was $4,441,050, which exceeded the required regulatory net capital by $3,990,773. The Company's ratio of aggregate indebtedness to regulatory net capital at December 31, 2025 was 1.52 to 1.

NOTE 7 -   REGULATORY MATTERS

FINRA's Membership Application Program ("MAP") Group denied of the Company's Continuing Membership Application ("CMA") in June 2025 for the change of ownership via the merger at the indirect parent level. Accordingly, the Company filed an appeal of this decision with FINRA's National Adjudicatory Council ("NAC") on July 14, 2025, requesting a review of the denial decision by FINRA MAP. A decision remains pending after hearings were held at FINRA Headquarters in October and December 2025.

The Company has been advised that any NAC decision would be subject to further review by the FINRA Board. As the next scheduled FINRA Board meeting is not expected to occur until June 2026, the Company does not anticipate a final resolution of this matter prior to that time.

The Company has continued to operate in the ordinary course during the pendency of this matter. Based on the facts and circumstances currently known, management does not believe the pending CMA appeal will have a material adverse effect on the Company's operations, liquidity, regulatory capital, or compliance with applicable net capital requirements. However, the ultimate outcome of this matter cannot presently be determined, and an unfavorable resolution could have an adverse impact on the Company's ownership structure or regulatory status.

NOTE 8 -   INCOME TAXES

The provision (benefit) for income taxes for the year consists of the following:

Deferred tax expenses	$ 37,297
Less: Change in valuation allowance	(37,297)
Total provision for income taxes	$ --

The Company's net deferred tax assets at December 31, 2025 before valuation

allowance are $13,050,273, which is due primarily to net operating loss carryforwards for tax purposes. The Company maintains a 100% valuation allowance of $(13,050,273) at December 31, 2025 against the Company's net deferred tax asset balance, as it is more likely than not that they will not be fully realized.

Management will reverse the valuation allowance once the Company generates sufficient taxable income to absorb tax losses in whole or in part. At December 31, 2025, the Company had available net Federal operating loss carryforwards of approximately $34,001,000 and post-apportionment State operating loss carryforwards of approximately $20,686,000. The deferred tax asset related to the State net operating loss carryforwards was approximately $1,417,000 before valuation allowance.

The components of the Company's net deferred tax assets consist of the following:

Deferred Tax Assets:	December 31, 2025
Federal Deferred Tax Asset	$ 11,625,053
State Deferred Tax Asset	2,277,377
Total Deferred Tax Assets	13,902,430
Deferred Tax Liabilities:	
Federal Deferred Tax Liability	(715,053)
State Deferred Tax Liability	(137,104)
Total Deferred Tax Liabilities	(852,157)
Less: Valuation Allowance	(13,050,273)
Net Deferred Tax Assets	$ -

The Federal net operating loss carryforwards are comprised of approximately $560,000 from years prior to 2018 which can be used to fully offset future taxable income and begin to expire in 2026, and approximately $33,441,000 in carryforwards from the years ended December 31, 2018 through December 31, 2025, which are subject to annual taxable limitations and do not expire and will carryforward indefinitely. State and local net operating loss carryforwards begin to expire in 2026.

Due to an indirect ownership change during 2025 at the parent ownership level, the Company's ability to utilize its Federal net operating loss carryforwards may be subject to annual limitations under Internal Revenue Code Section 382. Similar limitations may apply for State income tax purposes. As a result, the amount of net operating loss carryforwards available to offset taxable income in any further year may be limited.

The current income tax provision recorded in 2025 was due to state and local

minimum taxes and tax on minimum capital.

NOTE 9 -   OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of customers through its clearing broker. If the agency transactions do not settle because of failure to perform by the customer, the Company may be obligated to discharge the obligation of the customer and as a result, may incur a loss if the market value of the security fluctuates to the detriment of the Company.

The Company does not anticipate nonperformance by customers. The Company's policy is to monitor its market exposure and risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer and customer's broker with which it conducts business. The clearing brokers have not extended credit to introduced customer accounts, and therefore, at December 31, 2025, there were no amounts to be indemnified to clearing brokers for customer accounts.

NOTE 10 -   OPERATING LEASES

The Company has obligations as a lessee for two office spaces, with initial noncancellable terms in excess of one year. The Company classified these leases as operating leases. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants.

The components of lease costs for the year ended December 31, 2025, are as follows:

Lease at 452 Fifth Avenue

The initial lease term is for 16 years, and the Company has the option to extend the lease for an additional 5-year period. Due to free rent over the first twelve months of the lease, the initial payment made on this lease was for October 2021.

The Company incurred $926,713 in lease expense related to the office lease for the year ended December 31, 2025.

HTISCL has guaranteed all of the Company's obligations under the operating lease agreement, and has executed a letter of credit, assignable to the Landlord, in the security deposit requirement amount of $1,434,720.

Sublease of 452 Fifth Avenue

The Company subleased the office space at 452 Fifth Avenue in late January

2025. The sublease term is approximately 80 months (expiring on September 22, 2031) with free rent for the first eight months.

For the year ended December 31, 2025, the Company recognized $760,524 in sublease income and $529,945 in lease receivable.

Maturities of sublease cash receipts as of December 31, 2025, are as follows:

2026	$	922,320
2027		922,320
2028		922,320
2029		922,320
2030		922,320
Thereafter (2031)		670,472
Total undiscounted sublease receipts	$	5,282,072

Correction of Prior Period Error Related to Sublease Asset Group

During the current period, the Company corrected an error in the prior year accounting for its office lease in accordance with ASC 842. The correction primarily affected the allocation of carrying values within the Company's asset group associated with the sublease, which includes the right-of-use (ROU) asset and other long-lived assets under the sublease arrangement, such as furniture and artwork.

The asset group had previously been evaluated for impairment. While the total fair value and total carrying value of the asset group remained unchanged, the correction resulted in a reallocation of the impairment loss among the underlying assets within the group.

As a result, the amount of impairment allocated within the asset group was revised from approximately $4.6 million to $5.3 million, with corresponding adjustments to the carrying amounts of the ROU asset and other assets within the group. This adjustment reflects a reallocation of previously recognized impairment and does not represent a new impairment charge.

The correction had no impact on the total carrying value of the asset group, total assets, results of operations, cash flows, or total equity.

Lease at 130 West 42nd Street

The Company entered into a new lease in August 2025. The lease term is for 2 years, and the Company has the option to extend the lease for an additional 12-

month period.

The Company incurred $118,548 in lease expense related to the office lease for the year ended December 31, 2025.

Maturities of lease liabilities under both operating leases as of December 31, 2025, are as follows:

2026	$ 1,462,277
2027	1,427,938
2028	1,229,760
2029	1,229,760
2030	1,229,760
Thereafter	7,457,456
Total undiscounted lease payments	14,036,951
Less imputed interest	(2,571,949)
Total lease liability	$ 11,465,002

For the year ended December 31, 2025:

- Total cash of $1,249,905 was paid for the Company's operating leases.

- The weighted-average remaining lease term for the Company's operating leases was 10.4 years.

- The weighted-average discount rate was 4%.

- For the year ended December 31, 2025, the Company incurred short-term lease expense of $108,752 for temporary office space.

NOTE 11 - PROPERTY AND EQUIPMENT, NET

During 2025, the Company reallocated the carrying value and impairment loss evaluated in 2024 among the underlying asset group (see Note 10).

Property and equipment, net consist of the following:

Leasehold improvements	$ 2,054,462
Furniture and fixtures	276,663
Equipment	293,705
Software	13,549

Subtotal	2,638,379
Less: Accumulated depreciation and amortization	(1,140,257)
Net book value	$ 1,498,122

Depreciation and amortization for the year ended December 31, 2025 amounted to $200,860.

NOTE 12 - CHANGE IN ESTIMATE

During December 31, 2024, the Company accrued a standard discretionary bonus in the amount of $300,000. During 2025, the 2024 bonus computation was reduced by $55,225 to a final payout in the amount of $244,775. As a result of this change in estimate, the 2025 compensation and benefits balance, and net loss, were both reduced by $55,225. Based on a review of business conditions after H1 2025 as well as the reduced actual bonus payout for 2024, the Company approved a further reduction of 40% to the bonus accrual for 2025 for a total revised accrual of $180,000.

NOTE 13 - CLEARING FEE COMMITMENT

In November 2021, the Company entered into a clearing agreement with Pershing LLC which includes a quarterly minimum payment commitment to Pershing for clearing fees and related charges. The Company's annual commitment for the year ended December 31, 2025 was $450,000, with the commitment increasing to $500,000 for the year ended December 31, 2026. During the year ended December 31, 2025, the Company incurred a total of $486,553 in clearing fees and related charges under the agreement. The Company can terminate the clearing agreement at any time for a $100,000 termination fee.

NOTE 14 - COMPENSATED ABSENCES AND VACATION

Eligible employees of the Company qualify for up to a maximum of seven days of sick leave, accruing at the rate of one hour of sick leave for every thirty hours worked. Employees are permitted to carry up to seven days of sick leave into the following year, with any accrued sick leave not paid out when an employee leaves the Company. Eligible employees accrue vacation leave based on employment status, position, and years of service. Unused vacation leave may be carried forward subject to the Company's policy and management approval. At December 31, 2025, the Company's employees had accrued sick leave in the amount of $71,732 and vacation accruals of $40,421, totaling $112,153, which is included with accrued expenses and other liabilities on the statement of financial condition.

NOTE 15 - EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) plan under which eligible participating employees elect to withhold specific amounts from their wages to contribute to the plan. The plan provides for a discretionary employer matching contribution of up to 4% each year. For the year ended December 31, 2025, the Company’s 401(k) matching contribution amounted to $102,912.

NOTE 16 - SEGMENT REPORTING

The Company operates as a single reportable segment in accordance with FASB ASC 280, Segment Reporting. The Company’s President and CFO has been identified as the Chief Operating Decision Maker (“CODM”). The CODM evaluates the Company’s performance based on financial results, including net income and excess net capital. The Company does not internally disaggregate financial information by product line or geographic area for purposes of performance evaluation or resource allocation.

The Company earns revenue primarily from agency brokerage commissions, interest income, corporate finance activities, and platform or client-based fees. The Company did not have any customers that individually accounted for 10% or more of total revenues during the reporting period. All operations are conducted from a single geographic location in the United States.

NOTE 17 - STOCKHOLDER’S DEFICIT

As of December 31, 2025, the Company had 200 shares of common stock issued and outstanding. The Company's common stock has no par value. During 2025, the Company corrected the presentation of its common stock to reflect that the shares are no-par value shares, consistent with the Company's governing documents. As a result, $100,000 previously presented as common stock was reclassified to additional paid-in capital. This reclassification had no effect on total stockholders' equity, results of operations, or cash flows.

NOTE 18 - GOING CONCERN

The Company has historically incurred recurring losses from operations, while making a small profit in the 2025 calendar year. In the event of continued losses, the Company’s ability to continue as a going concern would be supported by the continued financial support of the Parent, Haitong International Securities Group Limited, which has indicated that it will provide additional capital as needed to sustain the Company one year from the date this statement of financial condition

was issued.

NOTE 19 -   <u>SUBSEQUENT EVENTS</u>

Management has evaluated events and transactions occurring after the statement of financial condition date through May 12, 2026, the date the statement of financial condition was issued, and has determined no events were required to be recognized or disclosed in the statement of financial condition.